August 26, 2024

John Cronin
Chief Financial Officer
Mastech Digital, Inc.
1305 Cherrington Parkway
Building 210, Suite 400
Moon Township, PA 15108

       Re: Mastech Digital, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 15, 2024
           File No. 001-34099
Dear John Cronin:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Risks from Cybersecurity Threats, page 26

1. Please revise future filings to disclose whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect you, including your business strategy, results of operations, or financial condition and if so, how. Refer to Item 106(b)(2) of Regulation S-
       K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 or Sebastian Gomez Abero at 202-551-3578
with any other questions.
 August 26, 2024
Page 2



                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services